US Securities and Exchange Commission

November 23, 2021

November 23, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

CM Life Sciences III Inc.

Amendment No. 3 to Registration Statement on Form S-4

Initially Filed on August 25, 2021

File No. 333-259054

Ladies and Gentlemen:

On behalf of our client, CM Life Sciences III Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement initially filed on August 25, 2021 (the “Registration Statement”), contained in the Staff’s Letter dated November 12, 2021.

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received from the Staff and certain updates to updated financial information as of and for the period ended September 30, 2021. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 as filed.

Amendment No. 3 to the Registration Statement on Form S-4 Initially Filed on August 25, 2021

EQRx's Business, page 253

1.	We note your response to prior comment 4 and your revised disclosure that "due to our focus on validated targets, we are anticipating higher success rates for our clinical candidates" and that "This results in a significantly higher probability of technical success, and while it does not eliminate all risk, we expect our probability of success will be improved versus the industry standard of one to two drug candidates out of ten. " Please revise your disclosure throughout this section to clarify, if true, that (x) the drug development process is inherently uncertain and cannot be fully de-risked, (y) your predictive screening approach has not been clinically validated and that your chosen drug candidates may not function as anticipated in future clinical trials and (z) there is no guarantee that the clinical trials you may conduct in the future will provide you with positive or actionable data that will facilitate efficient clinical development. Please revise your disclosure to remove any implication that you are presently successful or are likely to be successful in securing marketing approval for any of your product candidates. Additionally, please revise the founders letter to state there is no guarantee that your success rate will be significantly improved.

Response: The Company has revised the disclosure on pages 53-54, 263-266, 277, 287, 321 and 322 of Amendment No. 3 as well as the founders letter on page 259 to address the Staff’s comments.

US Securities and Exchange Commission

November 23, 2021

The EQRx Business Opportunity, page 261

2.	We note your response to our prior comment 5 and reissue. Please disclose the size of the market for the products that are currently in clinical development and those that are in the preclinical or discovery phases.

Response: The Company has revised the disclosure on page 262 of Amendment No. 3 to address the Staff’s comments.

Building a catalog of affordable medicines, page 272

3.	We note the disclosure that the global drug spend projections are based on industry publications and market research. Please disclose whether these projections are your projections or a third-party's, and please also disclose if you funded any of this research or commissioned any such reports. If you funded any of the research or commissioned any of the reports, please file the consent of the third party that prepared the information as an exhibit to the registration statement.

Response: The Company has revised the disclosure on page 276 of Amendment No. 3 to address the Staff’s comments and clarify that such projections are those of EQRx. The Company further respectfully advises the Staff that such research was not commissioned or funded by EQRx, and accordingly, no consent is required to be filed as an Exhibit to the Registration Statement.

General

4.	We note your response to prior comment 6. Please balance the disclosure that you are focused on developing programs that have potential to be equivalent or superior to other therapies in their class with the fact that there is no guarantee that your products will be equivalent or superior.

Response: The Company has revised the disclosure on pages 1, 31, 263 and 321 of Amendment No. 3 to address the Staff’s comments.

US Securities and Exchange Commission
November 23, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences III, Inc.
Brian Emes, Chief Financial Officer and Secretary, CM Life Sciences III, Inc.
Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP
William D. Collins, Marianne C. Sarrazin, Kingsley L. Taft, Mitchell S Bloom, Goodwin Procter LLP

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